13012890

MAR - 1 2013

Washington DC
402

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66667

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 AND ENDING 12/31/2012
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rainmaker Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 N Michigan, Suite 300
(No. and Street)

Chicago IL 60611
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Glen Anderson 773-570-5900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Patke & Associates
(Name – *if individual, state last, first, middle name*)

300 Village Green Drive, Ste 210, Lincolnshire IL 60069
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RAINMAKER SECURITIES, LLC

(An Illinois Limited Liability Company)

FINANCIAL STATEMENTS AND
SUPPLEMENTARY SCHEDULES PURSUANT TO SEC RULE 17A-5(D)

DECEMBER 31, 2012

OATH OR AFFIRMATION

I, Glen Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ram maker Securities, LLC, as of 12/31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

n/a

Signature

President
Title

Yvonne Buchanan 7/27/13
Notary Public

YVONNE BUCHANAN
COMM. #1930091
NOTARY PUBLIC • CALIFORNIA
LOS ANGELES COUNTY
Commission Expires Mar. 27, 2015
MCA1

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Patke
ACCOUNTANTS & CONSULTANTS

Patke & Associates, Ltd.
300 Village Green Drive, Suite 210
Lincolnshire, Illinois 60069
847.913.5400 P | 847.913.5435 F
www.patke.net

INDEPENDENT AUDITOR'S REPORT

To the Member of
RainMaker Securities, LLC
Chicago, Illinois

Report on the Financial Statements

We have audited the accompanying statement of financial condition of of RainMaker Securities, LLC (an Illinois limited liability company) as of December 31, 2012, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rainmaker Securities, LLC as of December 31, 2012 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

Pathe & Associates, Ltd.

February 28, 2013
Lincolnshire, Illinois

RAINMAKER SECURITIES, LLC

(An Illinois Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

Assets		
Cash	$	74,911
Accounts receivable		18,144
Prepaid expenses		4,402
Other assets		645
Total assets	$	98,102
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	25,140
Other liabilities		6,645
Total liabilities		31,785
Member's Equity		66,317
Total liabilities and member's equity	$	98,102

The accompanying notes are an integral part of these financial statements.

RAINMAKER SECURITIES, LLC

(An Illinois Limited Liability Company)

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2012

Revenue	
Commissions and fees	$ 992,806
Total revenue	992,806
Expenses	
Registered representative payments	300,642
Strategic alliance	173,750
Sales commissions	129,746
Professional fees	103,225
Travel and entertainment	87,486
Employee compensation and related benefits	64,294
Occupancy and equipment	26,627
Bad debt	17,094
Consulting fees	13,111
Data management and archiving	12,049
Commitment committee fees	10,000
Registration fees	7,503
Telephone	6,504
Bank fees	3,141
Marketing	2,969
Other expenses	2,881
Insurance	2,111
Office supplies	2,036
Professional development and training	1,507
Total expenses	966,676
Net income	$ 26,130

The accompanying notes are an integral part of these financial statements.

RainMaker Securities, LLC

(An Illinois Limited Liability Company)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2012

Balance at beginning of year	$	60,187
Member distributions		(20,000)
Net income		26,130
Balance at end of year	$	66,317

The accompanying notes are an integral part of these financial statements.

RAINMAKER SECURITIES, LLC

(An Illinois Limited Liability Company)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2012

Operating Activities		
Net income	$	26,130
Adjustments to reconcile net income to net cash provided by operating activities:		
Bad debt expense		17,094
Changes in operating assets and liabilities:		
(Increase) in accounts receivable		(8,429)
(Increase) in prepaid expenses		(1,288)
Increase in accounts payable and accrued expenses		21,214
Increase in other liabilities		2,931
Net cash provided by operating activities		57,652
Financing Activities		
Member distributions		(20,000)
Net cash (used in) financing activities		(20,000)
Net increase in cash		37,652
Cash at beginning of year		37,259
Cash at end of year	$	74,911

The accompanying notes are an integral part of these financial statements.

ORGANIZATION AND NATURE OF BUSINESS

RainMaker Securities, LLC (the "Company"), an Illinois limited liability company, was organized on July 15, 2004. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). The primary business of the company is to assist clients with the private placement of debt and equity capital, for which it receives fees in various forms.

The Company was formerly owned by Ten X Holdings LLC. During 2012, TenX sold 100% of the interest in the Company to one of TenX's members, who then transferred 100% of this stake to RainMaker Group Holdings, LLC ("RGH"). The transaction was approved by FINRA on September 14, 2012.

SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The accompanying financial statements have been prepared in accordance accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

The Company generates commission and fee income from assisting clients with the private placement of debt and equity capital. Commission and fee income and related expenses are recognized when earned or incurred.

ACCOUNTS RECEIVABLE

The Company generated revenue from private placement services during the year. A receivable related to private placement services is considered past due if any portion of the receivable balance is outstanding for more than 90 days. Once the account is considered past due, management analyzes the receivable and establishes a reserve for specific balances that management believes are uncollectible. Changes in the allowance are charged to the period in which management determines the change to be necessary. As of December 31, 2012, receivables related to private placement services amounted to $18,144, of which one receivable in the amount of $13,925 was past due. As the customer has made periodic payments toward the balance due, and all other receivables are current, management believes that all accounts receivable balances are collectible as of December 31, 2012; therefore, an allowance for doubtful accounts has not been recorded.

PROPERTY AND EQUIPMENT

Property and equipment is depreciated on a straight-line basis over the estimated useful life. Expenditures for renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

INCOME TAXES

The Company is organized in the state of Illinois as a single member limited liability company ("LLC"). A single member LLC is treated as a disregarded entity for federal and state income tax purposes and is not required to file a separate federal or state income tax return. Accordingly, no provision for regular income taxes has been made in these financial statements because the single member is individually responsible for reporting income or loss based the Company's income and expenses as reported for income tax purposes.

Management has continued to evaluate the application of Financial Accounting Standards Board Accounting Standards Codification ("ASC") 740 "Income Taxes" to the Company, and has determined that no reserves for uncertain tax positions were required to have been recorded as a result of the adoption of ASC 740. The 2009 through 2012 tax years generally remain subject to examination by the U.S. federal and most state tax authorities.

NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer with the SEC, is subject to the net capital requirements of Rule 15c3-1 of the Securities Exchange Act of 1934, and has elected to use the basic method as permitted by this rule. Under this rule, the Company is required to maintain net capital equal to the greater of $5,000 or 6 and 2/3% of aggregate indebtedness, as defined.

At December 31, 2012, the Company had a net capital requirement of $5,000 and net capital of $43,126 or $38,126 in excess of the minimum net capital requirements.

PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost. Depreciation is recorded using the straight-line method over the estimated useful life of the related asset. Fixed assets at December 31, 2012 consist entirely of office furniture and fixtures, which have a useful life of 5 years. The details of the cost of property and equipment and accumulated depreciation are as follows:

Office furniture and fixtures	$	5,100
Accumulated depreciation		(5,100)
Net property and equipment	$	-
Depreciation expense for the year ended December 31, 2012	$	-

LEASES

The Company leases office space on a month-to-month basis. Total rent expense and related charges for the year ended December 31, 2012 amounted to $26,627.

SUBSEQUENT EVENTS

Management evaluated subsequent events through February 28, 2013, the date the financial statements were available to be issued. There were no subsequent events to disclose.

SUPPLEMENTARY INFORMATION

RAINMAKER SECURITIES, LLC

(An Illinois Limited Liability Company)

SCHEDLUE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND RECONCILIATION
YEAR ENDED DECEMBER 31, 2012

Pursuant to SEC Rule 15c3-1, a reconciliation is required if material differences exist between the computation reported on by the independent auditor and the broker-dealer's original unaudited filing of part II or part IIA of the FOCUS report. The following reconciliation is presented:

	Preliminary Net Capital	Audit Adjustments	Final Net Capital
Computation of Net Capital			
Total ownership equity qualified for net capital	$ 86,226	$ (19,909)	$ 66,317
Less: Total non-allowable assets from Statement of Financial Condition	(23,191)	-	(23,191)
Net capital before haircuts on securities positions	63,035	-	43,126
Less: Haircut on other securities	-	-	-
Net capital	$ 63,035	$ (19,909)	$ 43,126
Non-allowable asset detail:			
Accounts receivable	$ 18,144	$ -	$ 18,144
Prepaid expenses	4,402	-	4,402
Other assets	645	-	645
Total non-allowable assets	$ 23,191	$ -	$ 23,191
Computation of Basic Net Capital Requirement			
Minimum net capital reguired (6 2/3% of A.I.)	$ 792	$ 1,327	$ 2,119
Minimum dollar net capital requirement of reporting broker or dealer	5,000	-	5,000
Net capital requirement	5,000	-	5,000
Excess net capital	58,035	(19,909)	38,126
Excess net capital at 1000%	57,035	(19,909)	37,126
Computation of Aggregate Indebtedness (A.I.)			
Total A.I. liabilities from the statement of financial condition	$ 11,876	$ 19,909	$ 31,785
Total aggregate indebtdness	-	-	-
Percentage of aggregate indebtedness to net capital	19%		74%
Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals	19%		74%

RAINMAKER SECURITIES, LLC

(An Illinois Limited Liability Company)

SCHEDLUE II – REQUIREMENTS UNDER RULE 15c3-3
YEAR ENDED DECEMBER 31, 2012

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PERSUANT TO RULE 15c3-3

For the year ended December 31, 2012, the Company did not hold customer cash or securities. Accordingly, there has been no reserve requirement.

INFORMATION RELATING TO THE POSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

For the year ended December 31, 2012, the Company did not handle any customer cash or securities. Accordingly, the Company has no possession or control requirements.

SCHEDULE III - INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)1

To the Managing Member of
NGC Financial, LLC

In planning and performing our audit of the financial statements of NGC Financial, LLC (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standard generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of the control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the managing member, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pathe & Associates, Ltd.

February 28, 2013
Lincolnshire, Illinois